United States securities and exchange commission logo





                           May 10, 2024

       Frank Lopez-Balboa
       Chief Financial Officer
       Cumulus Media, Inc.
       780 Johnson Ferry Road NE, Suite 500
       Atlanta, GA 30342

                                                        Re: Cumulus Media, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-38108

       Dear Frank Lopez-Balboa:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       1. Nature of Business, Basis of Presentation and Summary of Significant Accounting Policies
       Revenue Recognition, page F-9

   1. We note your statement on page F-8 that "Cumulus Media is the only audio media company to provide
marketers with local and national advertising performance
                                                        guarantees." Please
expand you revenue recognition disclosure to discuss how you account for advertising
performance guarantees. Specifically discuss if revenue
                                                        recognition is deferred
until the performance guarantees are met.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank Lopez-Balboa
Cumulus Media, Inc.
May 10, 2024
Page 2

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameFrank Lopez-Balboa                     Sincerely,
Comapany NameCumulus Media, Inc.
                                                         Division of
Corporation Finance
May 10, 2024 Page 2                                      Office of Technology
FirstName LastName